Filed pursuant to Rule 424(b)(2)
File Number 333-134596
Prospectus
Trinity Industries, Inc.
$450,000,000
3 7/8% Convertible Subordinated Notes due 2036
Interest payable June 1 and December 1
We are offering $450,000,000 principal amount of our 3 7/8 % Convertible Subordinated Notes due 2036. Interest will accrue on the notes from June 7, 2006, and the first interest payment will be December 1, 2006. Commencing with the six-month period beginning June 1, 2018, and for each six-month period thereafter, we will, on the interest payment date for such interest period, pay contingent interest to the holders of the notes under certain circumstances and in amounts described in this prospectus. The notes will be subject to special United States federal income tax rules. For a discussion of the special tax regulations governing contingent payment debt securities, see “Material United States federal income tax considerations.”
Holders may convert their notes at their option at any time prior to the close of business on the trading day immediately preceding the maturity date under the following circumstances: (1) during any calendar quarter beginning after September 30, 2006 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on such last trading day; (2) if the notes have been called for redemption; (3) upon the occurrence of specified corporate transactions described in this prospectus; or (4) at any time on or after the date that is one month prior to the stated maturity date through the trading day immediately preceding the maturity date. Upon conversion, we will pay cash and shares of our common stock (or, at our election, cash in lieu of some or all of such common stock), if any, based on a daily conversion value (as described herein) calculated on a proportionate basis for each day of the 20 trading-day cash settlement averaging period.
The initial conversion rate will be 12.7648 shares of our common stock per $1,000 principal amount of notes, equivalent to a conversion price of approximately $78.34 per share of common stock. The conversion rate will be subject to adjustment in certain events but will not be adjusted for accrued interest. Neither the initial conversion rate nor the initial conversion price reflects the adjustment that will be made on June 12, 2006, the ex-dividend date for our 3-for-2 stock split that we declared on May 15, 2006. In addition, following certain corporate transactions that occur prior to June 1, 2018 and that also constitute a fundamental change, we will increase the conversion rate for a holder who elects to convert its notes in connection with such corporate transaction, in certain circumstances.
We may not redeem the notes before June 1, 2018. On or after that date, we may redeem all or part of the notes for cash at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest (including any contingent interest) to, but excluding, the redemption date.
Holders may require us to purchase all or a portion of their notes on June 1, 2018 or upon a fundamental change, in each case for cash at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest (including any contingent interest) to, but excluding, the purchase date.
The notes are our unsecured obligations, subordinated in right of payment to prior payment in full of our existing and future senior debt and effectively subordinated in right of payment to all indebtedness and other liabilities of our subsidiaries. As of March 31, 2006, the aggregate amount of our outstanding senior debt was $300.0 million, and the aggregate amount of indebtedness and other liabilities of our subsidiaries (excluding intercompany liabilities) was $1,047.2 million.
We do not intend to apply for a listing of the notes on any national securities exchange or for inclusion of the notes on any automatic quotation system. Our common stock is listed on the New York Stock Exchange under the symbol “TRN.” The last reported sale price of our common stock on the New York Stock Exchange on June 1, 2006 was $58.03 per share.
See “Risk factors” beginning on page 7 for a discussion of certain risks that you should consider before investing in the notes.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus or whether it is truthful or complete. Any representation to the contrary is a criminal offense.

	Per note	Total

Initial price to public	100%	$450,000,000
Underwriting discount	1.875%	$8,437,500
Proceeds to us (before expenses)	98.125%	$441,562,500

We have granted the underwriters a 13-day option to purchase up to an additional $50,000,000 principal amount of notes solely to cover over-allotments, if any.
The underwriters expect to deliver the notes through the facilities of The Depository Trust Company on or about June 7, 2006.

JPMorgan	Banc of America Securities LLC	Wachovia Securities
June 1, 2006

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus and any “free writing prospectus” we may authorize to be delivered to you. This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. You may obtain a copy of this information, without charge, as described in the “Where you can find more information” section. We and the underwriters have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it.
We and the underwriters are offering to sell the notes only in places where offers and sales are permitted.
You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations, and prospects may have changed since that date.

(i)

Summary
This summary highlights the information contained or incorporated by reference in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus together with the documents incorporated by reference into this prospectus before making a decision whether to invest in the notes.
In this prospectus, “the Company,” “Trinity,” “we,” “our,” and “us” refer to Trinity Industries, Inc. With respect to the description of our business contained in this prospectus, such terms refer to Trinity Industries, Inc. and our subsidiaries on a consolidated basis. Unless expressly provided herein, the information contained in this prospectus does not reflect the exercise of the underwriters’ over-allotment option or our 3-for-2 stock split declared on May 15, 2006.
Our company
We are a diversified industrial company providing a variety of products and services for the transportation, industrial, construction and energy sectors. We were incorporated in 1933 and have been publicly-traded since 1958.
We serve our customers through five business groups:

•	Rail Group. Our Rail Group is the leading freight railcar manufacturer in North America and a freight railcar manufacturer in Europe. We provide a full complement of railcars used for transporting a wide variety of liquids, gases and dry cargo.

•	Railcar Leasing and Management Services Group. Our Railcar Leasing and Management Services Group is a premier provider of leasing and management services. We lease both tank cars and freight cars. Our Railcar Leasing and Management Services Group is an important strategic resource that uniquely links our Rail Group with our customers and provides us with revenue and cash flow diversification.

•	Construction Products Group. Our Construction Products Group produces concrete and aggregates, and manufactures highway products, beams and girders used in highway bridge construction, and weld pipe fittings. We are a leader in the supply of ready mix concrete in certain areas of Texas. We believe we are the largest highway guardrail manufacturer in the United States based on revenues and the only full line producer of highway guardrails, crash cushions and other protective barriers that absorb and dissipate the force of impact in collisions between vehicles and fixed roadside objects. On May 31, 2006, we announced that we had entered into a definitive agreement to sell a subsidiary comprising our weld pipe fittings business. Closing of the transaction is subject to certain conditions and there can be no assurance that the transaction will be completed.

•	Inland Barge Group. We are a leading manufacturer of inland barges in the United States and the largest manufacturer of fiberglass barge covers, used primarily on grain barges. We manufacture a variety of dry-cargo barges, such as deck barges, and open and covered hopper barges that transport various commodities, such as grain, coal and aggregates. We also manufacture tank barges used to transport liquid products. Our manufacturing facilities are strategically located along the U.S. inland river system.

•	Energy Equipment Group. We are a leading manufacturer of tank containers and tank heads for pressure vessels. We manufacture our tanks in the United States, Mexico, and Brazil. We market a portion of our products in Mexico under the brand name of TATSA®. We manufacture propane tanks that are used by industrial plants, utilities and small businesses in suburban and rural areas. We also manufacture fertilizer containers for bulk storage, farm storage and the application and distribution of anhydrous ammonia.
Recent developments
Stock Split. On May 15, 2006, we declared a 3-for-2 stock split of our shares of common stock. The stock split will be issued in the form of a 50% stock dividend with a record date of May 26, 2006. The additional shares will be distributed to shareholders on June 9, 2006 with an ex-dividend date of June 12, 2006.
Railcar Lease Financing. On May 18, 2006, we, Trinity Industries Leasing Company, which we refer to as TILC, and Trinity Rail Leasing V L.P., which we refer to as TRL-V, completed the issuance and sale of an aggregate principal amount of $355.0 million of TRL-V’s Secured Railcar Equipment Notes, Series 2006-1A, which we refer to as the TRL-V equipment notes. The TRL-V equipment notes are secured by, among other things, a portfolio of railcars and operating leases thereon acquired and owned by TRL-V. The TRL-V equipment notes are also secured by a financial guaranty insurance policy issued by Ambac Assurance Corporation. Of the total net proceeds of $350.1 million from the offering of the TRL-V equipment notes, approximately $280.2 million was used to pay down indebtedness under TILC’s $500.0 million warehouse facility established to finance railcars owned by TILC.
General
Trinity Industries, Inc. is a Delaware corporation. Our principal executive offices are located at 2525 Stemmons Freeway, Dallas, Texas 75207-2401 and our telephone number at that address is (214) 631-4420. Our website is located at www.trin.net. The information on our website is not part of this prospectus.

The offering
The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this document entitled “Description of notes.” For purposes of the description of the notes included in this prospectus, references to “the Company,” “Issuer,” “us,” “we” and “our” refer only to Trinity Industries, Inc. and do not include our subsidiaries.

Issuer	Trinity Industries, Inc., a Delaware corporation.

Securities	$450.0 million principal amount of 3 7/8 % Convertible Subordinated Notes due 2036 (plus up to an additional $50.0 million principal amount for purchase by the underwriters, solely to cover over-allotments, if any).

Maturity	June 1, 2036, unless earlier redeemed, repurchased or converted.

Interest	3 7/8 % per year on the principal amount, payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2006. We will pay contingent interest if it becomes payable as described below.

Contingent interest	We will pay contingent interest to the holders of notes for any six-month period from June 1 to and including November 30 and from December 1 to and including May 31, commencing with the six-month period beginning June 1, 2018 on the interest payment date for the relevant interest period, if the average note price for the applicable five trading day period (each as defined in “Description of notes— Contingent interest”) equals 120% or more of the principal amount of such notes. The amount of contingent interest payable per note in respect of any six-month period will equal 0.375% of the average note price for the applicable five trading day period.

Conversion rights	Holders may convert their notes at any time prior to 5:00 p.m., New York City time, on the trading day immediately preceding the maturity date, in multiples of $1,000 principal amount, at the option of the holder under the following circumstances:

• during any calendar quarter beginning after September 30, 2006 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on such last trading day; or

• if such notes have been called for redemption; or

• upon the occurrence of specified corporate transactions described under “Description of notes— Conversion rights;” or

• at any time on or after May 1, 2036 through the trading day immediately preceding the maturity date.

The initial conversion rate for the notes is 12.7648 shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $78.34 per share), subject to adjustment. After giving effect to our 3-for-2 stock split declared on May 15, 2006, the conversion rate for the notes would be 19.1472 shares per $1,000 principal amount of notes (equivalent to a conversion price of approximately $52.23 per share), subject to further adjustment and assuming no other events occur prior to the stock split that would require additional adjustment.

Upon conversion, we will pay cash and shares of our common stock (or, at our election, cash in lieu of some or all of such common stock), if any, based on a daily conversion value (as described herein) calculated on a proportionate basis for each day of the 20 trading day cash settlement averaging period. See “Description of notes— Conversion rights— Payment upon conversion.”

In addition, following certain corporate transactions that occur prior to June 1, 2018 and that also constitute a fundamental change (as defined in “Description of notes— Fundamental change permits holders to require us to purchase notes”) we will increase the conversion rate for a holder who elects to convert its notes in connection with such corporate transaction in certain circumstances.

You will not receive any additional cash payment or additional shares representing accrued and unpaid interest upon conversion of a note, except in limited circumstances. Instead, interest will be deemed paid by the cash and shares, if any, of common stock issued to you upon conversion.

Notes called for redemption may be surrendered for conversion prior to 5:00 p.m., New York City time, on the second trading day prior to the redemption date.

Redemption at our option	On or after June 1, 2018, we may redeem for cash all or part of the notes, upon at least 30 but not more than 60 days’ notice before the redemption date by mail to the trustee, the paying agent and each holder of notes, at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, including any contingent interest, to but excluding the redemption date.

Purchase of notes by us at the option of the holder	You have the right to require us to purchase all or a portion of your notes on June 1, 2018 (which we refer to as the purchase date). The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including any contingent interest, to but excluding the purchase date. We will pay cash for all notes so purchased.

Fundamental change	If we undergo a fundamental change (as defined under “Description of notes— Fundamental change permits holders to require us to purchase notes”), you will have the option to require us to purchase all or any portion of your notes. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased plus, except in certain limited circumstances, any accrued and unpaid interest, including any contingent interest, to but excluding the fundamental change purchase date. We will pay cash for all notes so purchased.

Subordination	The payment of principal of, conversion payments in cash on, and interest on and all other payment obligations with respect to the notes will be subordinate in right of payment, as set forth in the indenture, to the prior payment in full in cash (or other payment satisfactory to holders of all of our senior debt) of our senior debt, whether outstanding on the date of the indenture or thereafter incurred. The notes are also effectively subordinated to all indebtedness and other liabilities of our subsidiaries. Upon any distribution to creditors in our liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, an assignment for the benefit of creditors or any marshaling of our assets and liabilities, the holders of our senior debt will be entitled to receive payment in full in cash or other payment before the holders of the notes would receive any payment with respect to the notes.

As of March 31, 2006, the aggregate amount of our outstanding senior debt was $300.0 million, and the aggregate amount of indebtedness and other liabilities of our subsidiaries (excluding intercompany liabilities) was $1,047.2 million.

U.S. federal income tax considerations	Under the indenture governing the notes, we and each holder of the notes will agree to treat the notes for U.S. federal income tax purposes as debt instruments that are subject to the Treasury regulations governing contingent payment debt instruments. For U.S. federal income tax purposes, interest will accrue from the issue date of the notes at a constant annual rate of 8.59% (subject to certain adjustments), compounded semi-annually. This rate represents the yield we have determined we would pay, as of the initial issue date, on fixed-rate, nonconvertible debt instruments with no contingent payments, but with terms and conditions otherwise comparable to those of the notes. U.S. holders (as defined herein) will be required to include interest in income as it accrues regardless of their method of tax accounting. The rate at which interest accrues for U.S. federal income tax purposes generally will exceed the cash payments of interest.

U.S. holders will recognize gain or loss on the sale, exchange, conversion, redemption or repurchase of a note to the extent of the difference between (i) the amount realized, including the fair market value of any common stock received upon conversion, and (ii) their adjusted tax basis in the note. Any gain recognized by a U.S. holder on the sale, exchange, conversion, redemption or repurchase of a note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and, thereafter, capital loss.

The application of the Treasury regulations governing contingent payment debt instruments is uncertain, and no ruling will be obtained from the Internal Revenue Service concerning the application of these rules to the notes. You should consult your own tax advisor concerning the tax consequences of owning the notes. See “Material United States federal income tax considerations.”

Use of proceeds	We will use the net proceeds of the offering of the notes to provide additional funds for general corporate purposes, including expansion of our railcar leasing business, and possible repayments or repurchases of a portion of our outstanding indebtedness.

Book-entry form	The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company, which we refer to as DTC, and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Absence of a public market for the notes	The notes are new securities and there is currently no established market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and they may discontinue any market making with respect to the notes without notice.

We do not intend to apply for a listing of the notes on any national securities exchange or any automated dealer quotation system. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes. Our common stock is listed on the New York Stock Exchange under the symbol “TRN.”
Risk factors
In evaluating an investment in the notes, prospective investors should carefully consider, along with the other information set forth or incorporated by reference in this prospectus, the specific factors set forth under “Risk factors” for risks involved with an investment in the notes.

Risk factors
Our business, operations and financial condition are subject to various risks. Some of these risks are described below and in the documents incorporated by reference in this prospectus, and you should take these risks into account in evaluating us or any investment decision involving us or in deciding whether to participate in the purchase of the notes proposed in this prospectus. This section does not describe all risks applicable to us, our industry or our business, and it is intended only as a summary of certain material factors.
Risks relating to the notes and this offering
The notes are unsecured and subordinated in right of payment to our senior debt and effectively subordinated in right of payment to our secured indebtedness and the obligations of our subsidiaries.
The notes will be our direct, unsecured subordinated obligations. The payment of the principal of, interest on, and any cash due on conversion of, the notes will be subordinated in right of payment to the prior payment in full of our existing and future senior debt. The notes will also effectively rank junior to all of our existing and future secured indebtedness to the extent of the collateral securing that indebtedness. As a result of such subordination, in the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior debt has been paid in full in cash or other payment satisfactory to the holders of the senior debt, and there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.
In addition, the notes are not guaranteed by our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due with respect to the notes or to make any funds available therefor, whether by dividends, loans or other payments. As a result, creditors of each of our subsidiaries, including trade creditors, generally will have priority with respect to the assets and earnings of the subsidiary over the claims of our creditors, including holders of the notes. The notes, therefore, will be effectively subordinated to the claims of creditors, including trade creditors, of our subsidiaries.
As of March 31, 2006, the aggregate amount of our outstanding senior debt was $300.0 million, and the aggregate amount of indebtedness and other liabilities of our subsidiaries (excluding intercompany liabilities) was $1,047.2 million.
The indenture does not limit the amount of additional indebtedness, including senior debt or secured debt, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness and other liabilities that any subsidiary can create, incur, assume or guarantee.
Our indebtedness could adversely affect our financial health and make it more difficult for us to fulfill our obligations under the notes.
At March 31, 2006, our total consolidated indebtedness was $770.3 million. After giving pro forma effect to, and the use of proceeds from (excluding any possible repurchases of our senior notes and our ETCs), the sale of the notes, our total consolidated indebtedness would have been $1,220.3 million.

Our indebtedness could have important consequences to you. For example, it could potentially:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, dividends and other general corporate purposes;

•	limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow a significant amount of additional funds;

•	limit, along with the financial and other restrictive covenants in our indebtedness, our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that may have less debt; and

•	result in a downgrading of the rating, if any, of our debt by rating agencies.
We may be able to incur additional indebtedness in the future which could intensify the risks listed above. The indenture relating to the notes does not limit the amount of debt that we or our subsidiaries may incur.
Our business is primarily conducted through our subsidiaries.
Our operations are primarily conducted through our subsidiaries. As a result, we depend on dividends, loans, advances, or other payments from our subsidiaries to satisfy our financial obligations and make payments to our investors. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due with respect to the notes or to make any funds available therefor, whether by dividends, loans or other payments. Existing or future contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain from our subsidiaries the cash that we require to pay our debt service obligations, including the notes. Certain of our subsidiaries are guarantors under our existing senior credit facility and the senior notes indenture and/or are obligors on other loans. We have also pledged the stock of certain of our subsidiaries under our senior credit facility. In the event that our subsidiaries cannot pay funds necessary to enable us to meet our obligations under the notes, we will be severely restricted in our ability to pay interest on or principal of the notes.
A change in control may adversely affect us or the notes.
Our revolving credit facility provides that certain change of control events with respect to us will constitute a default. The indenture governing our senior notes provides that the holders may require us to repurchase their senior notes in the event of a change of control at a price of 101% of the principal amount of the senior notes, plus accrued and unpaid interest, if any, to the date of purchase. In addition, future debt we incur may limit our ability to repurchase the notes upon a fundamental change or require us to offer to redeem that future debt upon a fundamental change. Moreover, if you or other investors in our notes exercise the repurchase right for a fundamental change, it may cause a default under that debt, even if the fundamental change itself does not cause a default, due to the financial effect of such a purchase on us. Finally, if a fundamental change event occurs, we cannot assure you that we will have enough funds to repurchase all the notes and the senior notes.

Furthermore, the fundamental change provisions including the provisions increasing the conversion rate in connection with conversions in connection with a fundamental change, may in certain circumstances make more difficult or discourage a takeover of our company and the removal of incumbent management.
The market price of the notes could be significantly affected by the market price of our common stock and other factors.
We expect that the market price of our notes will be significantly affected by the market price of our common stock. This may result in greater volatility in the market price of the notes than would be expected for nonconvertible debt securities. The market price of our common stock will likely continue to fluctuate in response to factors including the factors discussed elsewhere in “Risk factors,” in “Forward-looking statements,” and in the documents incorporated by reference herein, many of which are beyond our control.
The conditional conversion feature of the notes could result in your receiving less than the value of our common stock into which a note would otherwise be convertible.
The notes are convertible into cash and shares of our common stock (or, at our election, cash in lieu of some or all of such common stock), if any, only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the cash and common stock, if any into which the notes would otherwise be convertible.
Upon conversion of the notes, we will pay only cash in settlement of the principal amount or conversion value thereof, and we will settle any amounts in excess of principal in cash or shares of our common stock at our option.
Generally, we will satisfy our conversion obligation to holders by paying only cash in settlement of the lesser of the principal amount and the conversion value of the notes and by delivering shares of our common stock in settlement of any and all conversion obligations in excess of the principal amount of the notes; provided that we may elect to pay all or a portion of the excess amount in cash. Accordingly, upon conversion of a note, holders might not receive any shares of our common stock, or they will receive fewer shares of common stock relative to the conversion value of the note. In addition, settlement will be delayed until at least the 24th trading day following our receipt of the holder’s conversion notice. See “Description of notes— Conversion rights— Payment upon conversion.” Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline (or not appreciate as much as you may expect) between the day that you exercise your conversion right and the day the conversion value of your notes is determined.
Our failure to convert the notes into cash or a combination of cash and common stock upon exercise of a holder’s conversion right in accordance with the provisions of the indenture would constitute a default under the indenture. In addition, a default under the indenture could lead to a default under existing and future agreements governing our indebtedness. If, due to a default, the repayment of related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and the notes.
The notes are not protected by restrictive covenants.
The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving us except to the extent described under “Description of notes— Fundamental change permits holders to require us to purchase notes,” “Description of notes— Conversion rights— Conversion rate adjustments— Adjustment to shares delivered upon conversion upon certain fundamental changes.”
The adjustment to the conversion rate for notes converted in connection with a specified corporate transaction may not adequately compensate you for any lost value of your notes as a result of such transaction.
If a specified corporate transaction that constitutes a fundamental change occurs prior to June 1, 2018, under certain circumstances, we will increase the conversion rate by a number of additional shares of our common stock for notes converted in connection with such specified corporate transaction. The increase in the conversion rate will be determined based on the date on which the specified corporate transaction becomes effective and the price paid per share of our common stock in such transaction, as described below under “Description of notes— Conversion rights.” The adjustment to the conversion rate for notes converted in connection with a specified corporate transaction may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the specified corporate transaction occurs after June 1, 2018 or if the price of our common stock in the transaction is greater than $180.00 per share or less than $58.03 (in each case, subject to adjustment including, but not limited to, adjustments to be made on June 12, 2006 to reflect our 3-for-2 stock split declared on May 15, 2006), no adjustment will be made to the conversion rate. In addition, in no event will the total number of shares of common stock issuable upon conversion as a result of this adjustment exceed 17.2325 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of notes— Conversion rate adjustments.”
The conversion rate of the notes may not be adjusted for all dilutive events.
The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness, or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of notes— Conversion rights— Conversion rate adjustments.” The conversion rate will not be adjusted, however, for other events, such as a third-party tender or exchange offer or an issuance of common stock for cash (other than in connection with certain distributions to stockholders), that may adversely affect the trading price of the notes or the common stock. In addition, an event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the conversion rate.
We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change or the purchase date, as required by the indenture governing the notes.
On June 1, 2018, holders of the notes may require us to purchase their notes for cash. In addition, holders may also require us to purchase their notes upon a fundamental change as described under “Description of notes— Fundamental change permits holders to require us to purchase notes.” A fundamental change may also constitute an event of default, and/or result in the effective acceleration of the maturity of our then-existing indebtedness, under another indenture or other agreement, including, without limitation, the indenture governing our senior notes and our credit facility. In the event that we are required to repurchase the notes at a time when we are prohibited from purchasing the notes, we could seek the consent of our lender to purchase the notes or could attempt to refinance such debt. If we do not obtain such consent or repay such debt, we would remain prohibited from repurchasing the notes, and the failure by us to purchase the notes when required would result in an event of default with respect to the notes. If, as a result thereof, a default occurs with respect to any senior debt, the subordination provisions of the notes would require payment in full of our senior debt prior to any payment on the notes. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the purchase price or fundamental change purchase price for the notes tendered by the holders in cash.
Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the notes.
Upon the occurrence of a fundamental change, you have the right to require us to repurchase your notes. However, the fundamental change provisions will not afford protection to holders of notes in the event of certain transactions. For example, transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us may not constitute a fundamental change requiring us to repurchase the notes. In the event of any such transaction, the holders would not have the right to require us to repurchase the notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of notes.
We cannot assure you that an active trading market will develop for the notes.
Prior to this offering, there has been no trading market for the notes. We do not intend to apply for a listing of the notes on any national securities exchange or any automated dealer quotation system. We have been informed by the underwriters that they intend to make a market in the notes after the offering is completed. However, the underwriters may cease their market-making at any time without notice. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the notes.
An investment in the notes involves uncertain and potentially adverse tax risks.
A discussion of certain of the U.S. federal income tax consequences of ownership of the notes is contained in this prospectus under the heading “Material United States federal income tax considerations.” Certain of the anticipated tax consequences are uncertain, and certain tax consequences could have adverse effects on holders. For example, the rate at which interest accrues for U.S. federal income tax purposes generally will substantially exceed the cash payments of interest. Also, certain potential adjustments to the conversion price on the notes could give rise to taxable constructive dividends. You are strongly urged to carefully review the discussion under “Material United States federal income tax considerations” and to consult your own tax advisors as to the federal, state, local or other tax consequences of acquiring, owning, and disposing of the notes.

Forward-looking statements
Some statements in this prospectus (or otherwise made by us or on our behalf from time to time in other filings with the SEC incorporated herein by reference) which are not historical facts, may be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about our estimates, expectations, beliefs, intentions or strategies for the future, and the assumptions underlying these forward-looking statements. We use the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “forecasts,” “may,” “should” and similar expressions to identify these forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience of our present expectations. Factors that could cause these differences include, but are not limited to:

•	market conditions and demand for our products;

•	the cyclical nature of both the railcar and barge industries;

•	variations in weather in areas where construction products are sold and used;

•	disruptions of manufacturing capacity due to weather related events;

•	the timing of introduction of new products;

•	the timing of customer orders;

•	price changes;

•	changes in mix of products sold;

•	the extent of utilization of manufacturing capacity;

•	availability and costs of component parts, supplies and raw materials;

•	competition and other competitive factors;

•	changing technologies;

•	steel prices;

•	surcharges added to fixed pricing agreements for raw materials;

•	interest rates and capital costs;

•	long-term funding of our leasing warehouse facility;

•	taxes;

•	the stability of the governments and political and business conditions in certain foreign countries, particularly Mexico, the Czech Republic and Romania;

•	changes in import and export quotas and regulations;

•	business conditions in emerging economies;

•	results of litigation;

•	legal, regulatory and environmental issues; and

•	other matters set forth under the heading “Risk factors” in this prospectus and documents we incorporate by reference into this prospectus.
Any forward-looking statement speaks only as of the date on which such statement is made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

Use of proceeds
We estimate that the proceeds from this offering, after deducting estimated fees and expenses, will be approximately $440.6 million ($489.6 million if the underwriters exercise their over-allotment option to purchase additional notes in full).
We expect to use the net proceeds from this offering to provide additional funds for general corporate purposes, including the expansion of our railcar leasing business and possible repayments or repurchases of a portion of our outstanding indebtedness.

Capitalization
The following table sets forth our cash and cash equivalents and consolidated capitalization as of March 31, 2006 on:

•	an actual basis,

•	on an as adjusted basis to give effect to the issuance of the TRL-V equipment notes and the application of the proceeds from such issuance, and

•	on an as further adjusted basis to give effect to the issuance of the TRL-V equipment notes and the application of the proceeds from such issuance and the offering of the notes and the application of the proceeds therefrom as described in “Use of proceeds.”
The table does not take into account any repurchases of our senior notes or ETCs that we may make using the proceeds of this offering or otherwise. This table should be read in conjunction with “Use of proceeds,” appearing elsewhere in this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the accompanying notes, appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, which are incorporated by reference into this prospectus.

	March 31, 2006

		As	As further
(In millions except par value and number of shares)	Actual	adjusted	adjusted

Cash and cash equivalents	$93.6	$158.8	$608.8	(a)

Total debt (including current portion of long-term debt)
Revolving credit facility(b)	$—	$—	$—
6 1/2% senior notes due 2014	300.0	300.0	300.0
3 7/8% convertible subordinated notes due 2036 offered hereby	—	—	450.0	(a)
Equipment trust certificates	119.8	119.8	119.8
Warehouse facility(c)	347.5	67.3	67.3
TRL-V equipment notes	—	355.0	355.0
Other debt	3.0	3.0	3.0

Total debt	$770.3	$845.1	$1,295.1

Shareholders’ equity
Preferred stock— 1.5 million shares authorized	$—	$—	$—
Common stock— par value $1.00 per share, 100 million shares authorized, 53.6 million shares issued and outstanding(d)(e)	53.6	53.6	53.6
Capital in excess of par value(e)	494.7	494.7	494.7
Retained earnings	730.0	730.0	730.0
Accumulated other comprehensive loss	(35.1)	(35.1)	(35.1)
Treasury stock, 1.0 million shares	(19.7)	(19.7)	(19.7)

Total shareholders’ equity	1,223.5	1,223.5	1,223.5
Total capitalization	$1,993.8	$2,068.6	$2,518.6

(a) Does not reflect discount to the underwriters or the expenses of this offering. Excludes notes issuable upon exercise of over-allotment option by underwriters.
(b) At March 31, 2006, there were no borrowings under our $350.0 million secured revolving credit facility. Due to outstanding letters of credit, $233.3 million was available under this facility as of March 31, 2006.

(c) In March 2006, TILC increased its non-recourse warehouse facility by $125.0 million to $500.0 million. This facility, established to finance railcars owned by TILC, had $347.5 million outstanding and $152.2 million available as of March 31, 2006.
(d) Outstanding common stock does not include (i) 2.1 million shares of common stock reserved for issuance under our equity incentive plans, under which options to purchase 2.0 million shares were outstanding as of March 31, 2006, at a weighted average exercise price of $28.03 per share, and (ii) an indeterminate number of shares of common stock issuable upon conversion of the notes offered hereby.
(e) Does not take into account a 3-for-2 stock split of shares of our common stock we declared on May 15, 2006. The stock split will be issued in the form of a 50% stock dividend with a record date of May 26, 2006. The additional shares will be distributed to shareholders on June 9, 2006 with an ex-dividend date of June 12, 2006.

Price range of common stock and dividends
Our common stock is quoted on the New York Stock Exchange under the symbol “TRN.” The following table sets forth, for the periods indicated, the range of high and low sale prices for our common stock. On June 1, 2006 the last reported sale price of our common stock was $58.03 per share. The following table does not give effect to our 3-for-2 stock split on our common stock declared on May 15, 2006.

	Common stock price

	Low	High	Cash dividends

Year ended 2004
First Quarter	$26.13	$35.70	$0.06
Second Quarter	26.73	33.69	0.06
Third Quarter	25.22	32.61	0.06
Fourth Quarter	28.90	36.21	0.06
Year ended 2005
First Quarter	$27.00	$34.10	$0.06
Second Quarter	22.92	33.90	0.06
Third Quarter	31.10	41.75	0.07
Fourth Quarter	34.46	45.11	0.07
Year ended 2006
First Quarter	$42.75	$56.14	$0.07
Second Quarter (through June 1, 2006)	52.53	71.55	—

As of June 1, 2006, we had approximately 1,433 stockholders of record. We have paid 168 consecutive quarterly dividends. The quarterly dividend was increased to $0.07 per common share effective with the October 2005 payment. On May 15, 2006, we declared a 3-for-2 stock split of shares of our common stock, which will be issued in the form of a 50% stock dividend, and declared an increase in our quarterly cash dividend on our common stock to $0.09 cents a share on a pre-split basis, or $0.06 cents a share on a post-split basis. We intend to declare and pay regular quarterly cash dividends; however, we cannot assure you that any dividend will be declared, paid or increased in the future. Any decision to pay cash dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements and such other factors that our board of directors deems relevant.

Ratio of earnings to fixed charges
The following table presents our historical ratios of earnings to fixed charges for the three months ended March 31, 2006 and 2005, the four years in the period ended December 31, 2005 and the nine months ended December 31, 2001.

	Three months									Nine months ended
	ended March 31,		Year ended December 31,							December 31,

	2006	2005	2005	2004		2003		2002		2001

Ratio of earnings to fixed charges(a)	4.32	1.60	3.17	0.75	(b)	0.69	(b)	0.47	(b)	(0.51	)(b)

(a) For the purpose of computing this ratio, earnings generally consist of income from continuing operations before income taxes and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, the portion of rental expense considered representative of the interest factor and capitalized interest.
(b) Earnings were inadequate to cover fixed charges for the years ended December 31, 2004, 2003 and 2002, and the nine months ended December 31, 2001. The deficiencies for those periods were $15.1 million, $14.3 million, $24.4 million and $40.5 million, respectively.

Description of notes
We will issue the 3 7/8 % Convertible Subordinated Notes due 2036, which we refer to as the notes, under an indenture to be dated as of June 7, 2006, which we refer to as the indenture, between Trinity Industries, Inc., as issuer, and Wells Fargo Bank, National Association, as trustee, which we refer to as trustee. The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended, which we refer to as the Trust Indenture Act. A copy of the form of indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part.
The following description is a summary of the material provisions of the notes and the indenture and does not purport to be a complete description of all of the terms of the notes. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in these documents. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.
For purposes of this description, references to “the Company,” “we,” “our” and “us” refer only to Trinity Industries, Inc., as issuer, and not to its subsidiaries.
General
The notes:

•	will be our general unsecured, subordinated obligations;

•	will be limited to an aggregate principal amount of $450.0 million (or $500.0 million if the underwriters exercise their over-allotment option in full);

•	mature on June 1, 2036;

•	will be issued in denominations of $1,000 and integral multiples of $1,000;

•	will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form. See “Book-entry, settlement and clearance”; and

•	will be subordinated in right of payment to the prior payment in full of our existing and future senior debt and will be effectively subordinated to all liabilities and obligations of our subsidiaries.
Subject to fulfillment of certain conditions and during the periods described below, the notes may be converted at an initial conversion rate of 12.7648 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $78.34 per share of common stock). The conversion rate and the conversion price are subject to adjustment if certain events occur. Neither the initial conversion rate nor the initial conversion price reflects the adjustment that will be made on June 12, 2006, the ex-dividend date for our 3-for-2 stock split that we declared on May 15, 2006. As described below under “—Conversion rights—Payment upon conversion,” upon conversion of a note, we will settle conversions of all notes based upon a daily conversion value calculated on a proportionate basis for each day in the 20 trading-day cash settlement averaging period as described below under “Conversion rights— Payment upon conversion.” You will not receive any separate cash payment for interest accrued and unpaid to the conversion date except under the limited circumstances described below.
We use the term “note” in this offering memorandum to refer to each $1,000 principal amount of notes. The notes will mature on June 1, 2036 unless earlier redeemed, converted or repurchased.
The registered holder of a note will be treated as the owner of it for all purposes.
We do not intend to list the notes on a national securities exchange or inter-dealer quotation system.
The indenture does not limit the amount of other debt which may be issued by us or our subsidiaries.
Other than restrictions described under “Fundamental change permits holders to require us to purchase notes” and “Consolidation, merger and sale of assets” below, and except for the provisions set forth under “Conversion rights—Adjustment to shares delivered upon conversion upon certain fundamental changes,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as a result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders.
Payments on the notes; paying agent and registrar
We will pay principal of certificated notes at the office or agency designated by us in the Borough of Manhattan, The City of New York. We have initially designated a corporate trust office of Wells Fargo Bank, National Association, as our paying agent and registrar and its agency in New York, New York as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest (including contingent interest, if any), on certificated notes will be payable (i) to holders having an aggregate principal amount of $5.0 million or less, by check mailed to the holders of these notes and (ii) to holders having an aggregate principal amount of more than $5.0 million, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.
We will pay principal of and interest (including any contingent interest) on, notes in global form registered in the name of or held by The Depository Trust Company in immediately available funds to The Depository Trust Company, as the registered holder of such global note.
Transfer and exchange
A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for redemption or surrendered for conversion. Also, we are not required to register any transfer or exchange of any note for a period of 15 days before the mailing of a notice of redemption.
Interest
The notes will bear interest at a rate of 3 7/8 % per year. Interest on the notes will accrue from June 7, 2006. Interest will be payable semiannually in arrears on June 1 and December 1 of each year, beginning December 1, 2006.
Interest will be paid to the person in whose name a note is registered at the close of business on May 15 or November 15, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months. In addition, we will pay contingent interest under the circumstances described in “—Contingent interest” below.
Contingent interest
Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of notes for any six-month period from June 1 to and including November 30 and from December 1 to and including May 31, commencing with the six-month period beginning June 1, 2018, on the next succeeding December 1 or June 1 interest payment date, as the case may be, if the average note price for the applicable five trading day period equals 120% or more of the principal amount of such notes. The “applicable five trading day period” means the five trading days ending on the second trading day immediately preceding the first day of the relevant six-month period.
We will pay contingent interest only in cash. The amount of contingent interest payable per note in respect of any six-month period will equal 0.375% of the average note price for the applicable five trading day period.
Contingent interest will be paid to the person in whose name a note is registered at the close of business on the November 15 or May 15, as the case may be, immediately preceding the relevant interest payment date on which contingent interest is payable. For information on your obligation to accrue interest income on your notes, see “Material United States federal income tax considerations.”
The “average note price” on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of note obtained by the bid agent for $10.0 million principal amount of notes at approximately 4:00 p.m., New York City time, on such determination date from three unaffiliated securities dealers we select, provided that if:

•	at least three such bids are not obtained by the bid agent, or

•	in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the average note price will equal (a) the then applicable conversion rate of the notes multiplied by (b) the average last reported sale price (as defined under “—Conversion rights”) of our common stock for the last five trading days ending on such determination date.
The bid agent will initially be the trustee. We may change the bid agent, but the bid agent will not be our affiliate. The bid agent will solicit bids from securities dealers that we believe are willing to bid for the notes. Upon determination that holders will be entitled to receive contingent interest for an interest period, we will disseminate a press release through Dow

Jones & Company, Inc., or Bloomberg Business News containing this information or publish the information on our website or through such other public medium as we may use at that time.
Subordination
The notes and all payment obligations with respect thereto will be our direct, unsecured subordinated obligations. The payment of the principal of, interest on, and any cash due on conversion of, the notes will be subordinated in right of payment to the prior payment in full in cash (or other payment satisfactory to holders of all of our senior debt) of our existing and future senior debt on the terms set forth below. The notes will also effectively rank junior to all of our existing and future secured indebtedness (whether or not senior indebtedness) to the extent of the collateral securing that indebtedness. The notes will be senior in right of payment to all of our future obligations, if any, that are designated as subordinated to the notes.
The notes are only our obligation and are not guaranteed by our subsidiaries. Creditors of each of our subsidiaries, including trade creditors, generally will have priority with respect to the assets and earnings of the subsidiary over the claims of our creditors, including holders of the notes. The notes, therefore, will be effectively subordinated to the claims of creditors, including trade creditors, of our subsidiaries.
In addition, our rights and the rights of our creditors, including the holders of the notes, to participate in the assets of a subsidiary during its liquidation or reorganization will be effectively subordinated to all existing and future liabilities of that subsidiary.
“Senior debt” is defined in the indenture to mean the principal of (and premium, if any) and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the indenture or thereafter created, incurred or assumed or guaranteed by us:

•	our indebtedness evidenced by a credit or loan agreement, bond, note or other written obligation;

•	all of our obligations for money borrowed;

•	our capitalized lease obligations and certain attributable debt;

•	all of our obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements;

•	the principal component of all of our obligations with respect to letters of credit, bankers’ acceptances and similar facilities (including reimbursement obligations with respect to the foregoing);

•	the principal component of all of our obligations issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business);

•	all obligations of the type referred to in the above clauses of another person and all dividends of another person, the payment of which, in either case, we have assumed or guaranteed, or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which are secured by a lien on our property; and

•	renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness, obligation or liability described in the above clauses of this definition.

Senior debt will not include (i) the notes, (ii) any other indebtedness or obligation if its terms or the terms of the instrument under which or pursuant to which it is issued expressly provide that it is not senior in right of payment to the notes or expressly provides that such indebtedness is “pari passu” or “junior” to the notes, (iii) any indebtedness or obligation of ours to any of our subsidiaries or (iv) trade payables or otherwise for goods or materials purchased or services obtained in the ordinary course of business. We may not make any payment on account of principal, premium or interest (including contingent interest, if any) on the notes, or redeem or repurchase the notes, if either of the following occurs:

•	we default in our obligations to pay principal, premium, interest or other amounts on our senior debt, including a default under any redemption or repurchase obligation, and the default continues beyond any grace period that we may have to make those payments; or

•	any other default occurs and is continuing on any designated senior debt (a “nonpayment default”) and (i) the default permits the holders of the designated senior debt to accelerate its maturity and (ii) the trustee has received a notice (a “payment blockage notice”) of the default from the Company, the holder of such debt or such other person permitted to give such notice under the indenture.
If payments on the notes have been blocked by a payment default on senior debt, payments on the notes may and shall resume when the payment default has been cured or waived or ceases to exist or senior debt shall have been discharged or paid in full. If payments on the notes have been blocked by a nonpayment default, payments on the notes may resume on the earlier of (i) the date the nonpayment default is cured or waived or ceases to exist or the designated senior debt shall have been discharged or paid in full and (ii) 179 days after the payment blockage notice is received, in each case unless the maturity of the Designated Senior Debt has been accelerated or the indenture otherwise prohibits such payment.
No nonpayment default that existed on the day a payment blockage notice was delivered to the trustee can be used as the basis for any subsequent payment blockage notice unless such nonpayment default shall have been cured or waived for a period of not less than 90 consecutive days. In addition, once a holder of designated senior debt has blocked payment on the notes by giving a payment blockage notice, no new period of payment blockage can be commenced pursuant to a subsequent payment blockage notice until both of the following are satisfied:

•	365 days have elapsed since the effectiveness of the immediately prior payment blockage notice; and

•	all scheduled payments of principal, any premium and interest with respect to the notes that have come due have been paid in full in cash.
“Designated senior debt” means our obligations under any particular senior debt in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which we are a party) expressly provides that such indebtedness shall be “designated senior debt” for purposes of the indenture. The instrument, agreement or other document evidencing any designated senior debt may place limitations and conditions on the right of such senior debt to exercise the rights of designated senior debt.
Upon any acceleration of the principal due on the notes as a result of an event of default or payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, if any, interest and other amounts due on all senior debt must be paid in full before you are entitled to receive any payment. See “—Events of default.” By reason of such subordination, in the event of insolvency, our creditors who are holders of senior debt are likely to recover more, ratably, than you are, and you will likely experience a reduction or elimination of payments on the notes.
As of March 31, 2006, the aggregate amount of our outstanding senior debt was $300.0 million, and the aggregate amount of indebtedness and other liabilities of our subsidiaries (excluding intercompany liabilities) was $1,047.2 million.
The indenture does not limit the amount of additional indebtedness, including senior debt or secured debt, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness and other liabilities that any subsidiary can create, incur, assume or guarantee.
Optional redemption
No sinking fund is provided for the notes. Prior to June 1, 2018, the notes will not be redeemable. On or after June 1, 2018, we may redeem for cash all or part of the notes at any time, upon at least 30 but not more than 60 days’ notice before the redemption date by mail to the trustee, the paying agent and each holder of notes, for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, including any contingent interest, to but excluding the redemption date.
If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate.
If the trustee selects a portion of your note for partial redemption and you convert a portion of the same note, the converted portion will be deemed to be from the portion selected for redemption.
In the event of any redemption in part, we will not be required to:

•	issue, register the transfer of or exchange any note during a period of 15 days before the mailing of the redemption notice; or

•	register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.
We may, to the extent permitted by law, at any time, and from time to time, purchase the notes in the open market or otherwise.

Conversion rights
General
Subject to the conditions described under the headings “—Conversion upon satisfaction of sale price condition,” “—Conversion upon notice of redemption,” “—Conversion upon specified corporate transactions,” “Conversion during month prior to maturity,” and “—Conversion rate adjustments,” holders may convert each of their notes at an initial conversion rate of 12.7648 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $78.34 per share of common stock) at any time prior to 5:00 p.m., New York City time, on the trading day immediately preceding the maturity date, June 1, 2036. Neither the initial conversion rate nor the initial conversion price reflects the adjustment that will be made on June 12, 2006, the ex-dividend date for our 3-for-2 stock split that we declared on May 15, 2006. After giving effect to our 3-for-2 stock split declared on May 15, 2006, the conversion rate for the notes would be 19.1472 shares per $1,000 principal amount of notes (equivalent to a conversion price of approximately $52.23 per share), subject to further adjustment and assuming no other events occur prior to the stock split that would require additional adjustment. See ”—Conversion rate adjustments.” Upon conversion of a note, we will pay cash and shares of our common stock (or, at our election, cash in lieu of some or all of such common stock), if any, based on a daily conversion value (as defined below) calculated on a proportionate basis for each day of the twenty consecutive trading days of the cash settlement averaging period (as defined below), all as set forth below under “—Payment upon conversion.” The trustee will initially act as the conversion agent.
The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. The applicable conversion price at any given time will be computed by dividing $1,000 by the applicable conversion rate at such time. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.
Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest and contingent interest, if any, unless such conversion occurs between a regular record date and the interest payment date to which it relates. We will not issue fractional shares of our common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the common stock on the trading day prior to the conversion date. Our settlement of conversions as described below under “Payment upon conversion” will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest and contingent interest, if any, to, but not including, the conversion date.
As a result, accrued and unpaid interest and contingent interest, if any, to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.
Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a record date, holders of such notes at 5:00 p.m., New York City time, on the record date will receive the interest and contingent interest, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Consequently, notes, upon surrender for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest and contingent interest, if any, payable on the notes so converted; provided that no such payment need be made:

•	if we have specified a redemption date that is after a record date and on or prior to the corresponding interest payment date;

•	if we have specified a fundamental change purchase date (as defined below) that is after a record date and on or prior to the corresponding interest payment date;

•	for conversions following the regular record date immediately preceding the final interest payment date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.
If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.
Holders may surrender their notes for conversion into cash and shares of our common stock (or, at our election, cash in lieu of some or all of such common stock), if any, prior to 5:00 p.m., New York City time, on the trading day immediately preceding the maturity date under the following circumstances:
Conversion upon satisfaction of sale price condition
A holder may surrender any of its notes for conversion during any calendar quarter beginning after September 30, 2006 (and only during such calendar quarter), if the last reported sale prices of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the applicable conversion price on such last trading day, which we refer to as the “conversion trigger price.”
The conversion trigger price immediately following issuance of the notes is 101.84, which is 130% of the initial conversion price. After an adjustment to account for the 3-for-2 stock split that we declared on May 15, 2006, the conversion trigger price would be 67.89, which is 130% of the adjusted conversion price, subject to further adjustment and assuming no other events occur prior to the stock split that would require additional adjustment.
We will determine at the beginning of each fiscal quarter commencing at any time after September 30, 2006 (through the fiscal quarter ending March 31, 2036), whether the notes are convertible as a result of the price of our common stock and notify the trustee.
The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market.

If our common stock is not listed for trading on a United States national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization.
If our common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.
Conversion upon notice of redemption
If we call any or all of the notes for redemption as described under ”—Optional redemption”, holders may convert notes that have been so called for redemption at any time prior to the close of business on the second trading day prior to the redemption date, even if the notes are not otherwise convertible at such time.
Conversion upon specified corporate transactions
If we elect to:

•	distribute to all or substantially all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock at the time of the distribution; or

•	distribute to all or substantially all holders of our common stock, our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 10% of the last reported sale price of our common stock on the day preceding the declaration date for such distribution, we must notify the holders of the notes at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant dividend or other distribution from the seller of the common stock to its buyer.
In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash or property other than securities, a holder may surrender notes for conversion at any time from and after the 25th calendar day prior (or, if only determinable subsequent to such date, then as promptly as can be determined subsequent to such 25th calendar day) to the anticipated effective date of the transaction until 30 calendar days after the actual effective date of such transaction or in the case of a consolidation, merger or share exchange also constituting a fundamental change, until the trading day prior to the repurchase date corresponding to such fundamental change. We must notify holders of the anticipated effective date of a transaction giving rise to a conversion right under this provision as soon as practicable after we first determine the effective date of such transaction.

If the transaction also constitutes a fundamental change, as defined below, a holder can require us to purchase all or a portion of its notes as described below under “—Fundamental change permits holders to require us to purchase notes.” Holders who convert notes in connection with any such fundamental change occurring on or prior to June 1, 2018 will also be entitled to an increase in the conversion rate to the extent described below under “—Adjustment to shares delivered upon conversion upon certain fundamental changes.”
Conversion during month prior to maturity
Notwithstanding anything herein to the contrary, a holder may surrender its notes for conversion at any time on or after May 1, 2036 until 5:00 p.m., New York City time, on the trading day immediately preceding the stated maturity date.
Conversion procedures
If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date and all taxes or duties, if any.
If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.
The date you comply with these requirements is the conversion date under the indenture.
If a holder has already delivered a purchase notice as described under either “—Purchase of notes by us at the option of the holder” or “—Fundamental change permits holders to require us to purchase notes” with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.
Payment upon conversion
Upon conversion, we will deliver to holders in respect of each $1,000 principal amount of notes being converted a “settlement amount” equal to the sum of the daily settlement amounts for each of the 20 consecutive trading days of the cash settlement averaging period.
The “cash settlement averaging period” with respect to any note means the 20 consecutive trading-day period beginning on and including the second trading day after you deliver your conversion notice to the conversion agent.
“daily settlement amount,” for each of the twenty consecutive trading days of the cash settlement averaging period, shall consist of:

•	cash equal to the lesser of $50 and the daily conversion value; and

•	to the extent the daily conversion value exceeds $50, a number of shares equal to, (A) the difference between the daily conversion value and $50 (such difference being referred to as the “daily excess amount”), divided by (B) the last reported sale price of our common stock for such day (or the consideration into which our common stock has been converted in connection with certain corporate transactions),

subject to our right to deliver cash in lieu of all or a portion of such shares as described below.
“daily conversion value” means, for each of the 20 consecutive trading days during the cash settlement averaging period, one-twentieth (1/20) of the product of (1) the applicable conversion rate and (2) the last reported sale price of our common stock (or the consideration into which our common stock has been converted in connection with certain corporate transactions) on such day.
“trading day” means a day during which (i) trading in our common stock generally occurs, (ii) there is no market disruption event and (iii) a closing sale price for our common stock is provided on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other U.S. national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a U.S. national or regional securities exchange, on the principal other market on which our common stock is then traded.
“market disruption event” means (i) a failure by the exchange to open for trading during its regular trading session or (ii) the occurrence or existence during the one-half hour period ending on the scheduled close of trading on any trading day for our common stock of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.
We will deliver the settlement amount to converting holders on the third business day immediately following the last day of the cash settlement averaging period.
We will deliver cash in lieu of any fractional shares issuable in connection with payment of the settlement amount.
By the close of business on the day prior to the first trading day of the applicable cash settlement averaging period, we may specify a percentage of the daily excess amount that will be settled in cash, or the cash percentage, and we will notify you of such cash percentage by notifying the trustee, which we refer to as the cash percentage notice. If we elect to specify a cash percentage, the amount of cash that we will deliver in respect of each trading day in the applicable cash settlement averaging period will equal the product of (i) the cash percentage and (ii) the daily excess amount for such trading day. The number of shares deliverable in respect of each trading day in the applicable cash settlement averaging period will equal (i) the product of (1) 100% minus the cash percentage and (2) the daily excess amount for such trading day, divided by (ii) the last reported sales price of our common stock (or the consideration into which our common stock has been converted in connection with certain corporate transactions) for such day. If we do not specify a cash percentage by the close of business on the trading day immediately preceding the start of the applicable cash settlement averaging period, we must settle the entire daily excess amount for each trading day in the applicable cash settlement averaging period with our shares; provided, however, that we will deliver cash in lieu of any fractional shares of common stock issuable in connection with payment of the settlement amount. We may, at our option, revoke any cash percentage notice by notifying the trustee; provided that we revoke such notice by the close of business on the trading day immediately preceding the start of the applicable cash settlement averaging period.

Conversion rate adjustments
The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate, as a result of holding the notes, in any of the transactions described below (at the same time as holders of our common stock and as if such holders of notes held a number of shares of our common stock equal to the then-applicable conversion rate) without having to convert their notes.
     (1) If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR ’ = CR 0 ×	OS ’ OS 0
     where,
     CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such dividend or distribution, or the effective date of such share split or share combination, as the case may be
     CR’ = the conversion rate in effect immediately after the ex-dividend date for such dividend or distribution, or the effective date of such share split or share combination, as the case may be
     OS0 = the number of shares of our common stock outstanding immediately prior to such dividend or distribution, or the effective date of such share split or share combination, as the case may be
     OS’ = the number of shares of our common stock outstanding immediately after such dividend or distribution, or the effective date of such share split or share combination, as the case may be
     (2) If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 calendar days from the record date of such distribution to subscribe for or purchase shares of our common stock, at a price per share less than the last reported sale price of our common stock on the business day immediately preceding the date of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR ’ = CR 0 ×	OS 0 + X OS 0 + Y
     where,
     CR0 = the conversion rate in effect immediately prior to the announcement of such issuance
     CR’ = the conversion rate in effect immediately after the announcement of such issuance
     OS0 = the number of shares of our common stock outstanding immediately prior to the announcement of such issuance
     X = the total number of shares of our common stock issuable pursuant to such rights or warrants and
     Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our common stock over the ten consecutive trading-day period ending on the business day immediately preceding the ex-dividend date for such distribution
     (3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends or distributions and rights or warrants referred to in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs to which the provisions set forth below in this paragraph (3) shall apply;
     then the conversion rate will be adjusted based on the following formula:

CR ’ = CR 0 ×	SP 0 SP 0 - FMV
     where,
     CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such distribution
     CR’ = the conversion rate in effect immediately after the ex-dividend date for such distribution
     SP0 = the average of the last reported sale prices of our common stock over the ten consecutive trading-day period ending on the business day immediately preceding the ex-dividend date for such distribution and
     FMV = the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the ex-dividend date for such distribution
With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock or shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the tenth trading day immediately following, and including, the effective date of the spin-off will be increased based on the following formula:

CR ’ = CR 0 ×	FMV 0 + MP 0 MP 0
     where,
     CR0 = the conversion rate in effect immediately prior to the tenth trading day immediately following, and including, the effective date of the spin-off
     CR’ = the conversion rate in effect immediately after the tenth trading day immediately following, and including, the effective date of the spin-off
     FMV0 = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first ten consecutive trading-day period after the effective date of the spin-off
     MP0 = the average of the last reported sale prices of our common stock over the first ten consecutive trading-day period after the effective date of the spin-off

The adjustment to the conversion rate under the preceding paragraph will occur on the tenth trading day immediately following, and including, the effective date of the spin-off. As a result, any conversion within the ten trading days following the effective date of any spin-off will be deemed not to have occurred until the end of the ten-trading day period.
     (4) If any cash dividend or distribution is made to all or substantially all holders of our common stock during any quarterly fiscal period, other than regular quarterly cash dividends that do not exceed $0.09 per share (the “initial dividend threshold”), the conversion rate will be adjusted based on the following formula:

CR ’ = CR 0 ×	SP 0 SP 0 - C
     where,
     CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such distribution
     CR’ = the conversion rate in effect immediately after the ex-dividend date for such distribution
     SP0 = the last reported sale price of our common stock on the trading day immediately preceding the ex-dividend date for such distribution
     C = the amount in cash per share we distribute to holders of our common stock in excess of the initial dividend threshold, in the case of a regular quarterly dividend, or, in the case of any other dividend or distribution, the full amount of such dividend or distribution
The initial dividend threshold is subject to adjustment in a manner inversely proportional to adjustments to the conversion rate.
The initial dividend threshold does not reflect the adjustments that will be made on June 12, 2006, the ex-dividend date for our 3-for-2 stock split that we declared on May 15, 2006. Following the adjustment to the conversion rate to give effect to the 3-for-2 stock split, the initial dividend threshold would be $0.06 per share, subject to further adjustment and assuming no other events occur prior to the stock split that would require additional adjustment.
     (5) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock, if the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR ’ = CR 0 ×	AC + (SP ’ × OS ’) OS 0 × SP ’
     where,
     CR0 = the conversion rate in effect on the day immediately following the date such tender or exchange offer expires
     CR’ = the conversion rate in effect on the second day immediately following the date such tender or exchange offer expires

     AC = the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender or exchange offer
     OS0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires
     OS’ = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires
     SP’ = the average of the last reported sale prices of our common stock over the ten consecutive trading-day period commencing on the trading day next succeeding the date such tender or exchange offer expires
If the application of the foregoing formulas (other than in connection with an adjustment under (1) above) would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.
As used in this section, “ex-dividend date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance or distribution in question.
Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities.
In the event of:

•	any reclassification of our common stock (other than subdivisions or combinations subject to clause (1) above); or

•	a consolidation, merger, binding share exchange or combination involving us; or

•	a sale or conveyance to another person of all or substantially all of our property and assets, in which holders of our outstanding common stock would be entitled to receive cash, securities or other property for their shares of common stock, you will generally be entitled thereafter to convert your notes into:

•	cash up to the aggregate principal amount thereof; and

•	in lieu of common stock otherwise deliverable, the same type (in the same proportions) of consideration received by holders of our common stock in the relevant event, which we refer to as reference property, subject to our right to deliver cash in lieu of all or a portion of the reference property in accordance with applicable procedures set forth under “—Payment upon notice of conversion.”
The amount of cash and any reference property you receive will be based on the daily conversion values of reference property and the applicable conversion rate, as described above.
For purposes of the foregoing, the type and amount of consideration that a holder of our common stock would have been entitled to in the case of reclassifications, consolidations, mergers, binding share exchanges, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election.
We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 days if our board of directors determines that such increase would be in our best interest. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.
A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Material United States federal income tax considerations.” Any such deemed receipt of taxable income could result in withholding taxes for holders (including backup withholding taxes or withholding taxes on payments to foreign persons). Because this deemed income would not be associated with any cash payment from which applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a holder, we may, at our option, set-off such payments against subsequent payments of cash and common stock on the notes. See the discussions under the headings “Material United States federal income tax considerations— Tax consequences to U.S. Holders— Constructive dividends” and “Material United States federal income tax considerations— Tax consequences to non-U.S. Holders— Treatment of the notes” for more details.
To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.
The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest and contingent interest, if any.
Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustments, regardless of whether aggregate adjustment is less than 1% within one year of the first such adjustment carried forward, upon redemption, upon conversion, upon a fundamental change or upon maturity. Except as described above in this section and “—Adjustment to shares delivered upon conversion upon certain fundamental changes,” we will not adjust the conversion rate.
Adjustment to shares delivered upon conversion upon certain fundamental changes
If you elect to convert your notes in connection with a specified corporate transaction that occurs prior to June 1, 2018, and the corporate transaction also constitutes a fundamental change (as defined under “—Fundamental change permits holders to require us to purchase notes”) during the period from and including the effective date of such fundamental change to and including the trading day prior to the related fundamental change purchase date in certain circumstances, the conversion rate will be increased by an additional number of shares of common stock, which we refer to as the additional shares as described below. We will notify holders of the occurrence of such fundamental change and issue a press release no later than 25 calendar days prior (or, if only determinable subsequent to such date, then as promptly as can be determined subsequent to such 25th calendar day) to the anticipated effective date of such transaction. Any conversion occurring at a time when the notes would be convertible in light of the occurrence of a fundamental change will be deemed to have occurred in connection with such fundamental change notwithstanding the fact that a note may then be convertible because another condition to conversion has been satisfied.
The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective which we refer to as the effective date and the price, which we refer to as the stock price paid per share of our common stock in the fundamental change. If holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock over the five trading-day period ending on the trading day preceding the effective date of the fundamental change.
The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion rate adjustments.”

The following table sets forth the stock price and the number of additional shares to be received per $1,000 principal amount of notes, without giving effect to the 3-for-2 stock split that we declared on May 15, 2006:

	Stock Price

Effective Date	$58.03	$60.00	$70.00	$80.00	$90.00	$100.00	$110.00	$120.00	$130.00	$140.00	$150.00	$160.00	$170.00	$180.00

June 7, 2006	4.4677	4.6307	3.5911	2.8558	2.3141	1.9022	1.5809	1.3253	1.1184	0.9487	0.8077	0.6896	0.5897	0.5047
June 1, 2007	4.4677	4.6031	3.5529	2.8143	2.2728	1.8630	1.5446	1.2921	1.0884	0.9216	0.7834	0.6679	0.5703	0.4874
June 1, 2008	4.4677	4.5734	3.5102	2.7673	2.2260	1.8185	1.5035	1.2547	1.0546	0.8914	0.7565	0.6439	0.5491	0.4687
June 1, 2009	4.4677	4.5639	3.4768	2.7235	2.1788	1.7716	1.4587	1.2131	1.0165	0.8568	0.7253	0.6159	0.5241	0.4464
June 1, 2010	4.4677	4.5425	3.4284	2.6637	2.1160	1.7101	1.4008	1.1597	0.9679	0.8130	0.6861	0.5809	0.4929	0.4187
June 1, 2011	4.4677	4.5035	3.3588	2.5820	2.0322	1.6292	1.3254	1.0906	0.9055	0.7571	0.6362	0.5366	0.4536	0.3839
June 1, 2012	4.4677	4.4502	3.2687	2.4783	1.9270	1.5288	1.2326	1.0067	0.8305	0.6906	0.5776	0.4851	0.4086	0.3446
June 1, 2013	4.4677	4.3747	3.1482	2.3419	1.7902	1.3994	1.1141	0.9003	0.7362	0.6075	0.5049	0.4218	0.3535	0.2967
June 1, 2014	4.4677	4.2824	2.9957	2.1681	1.6161	1.2357	0.9655	0.7681	0.6202	0.5066	0.4176	0.3464	0.2886	0.2410
June 1, 2015	4.4677	4.1633	2.7930	1.9361	1.3851	1.0208	0.7732	0.5998	0.4749	0.3823	0.3117	0.2565	0.2124	0.1764
June 1, 2016	4.4677	4.0128	2.5151	1.6145	1.0683	0.7327	0.5222	0.3865	0.2961	0.2335	0.1882	0.1541	0.1275	0.1059
June 1, 2017	4.4677	3.8633	2.1239	1.1363	0.6051	0.3317	0.1945	0.1258	0.0899	0.0696	0.0567	0.0474	0.0401	0.0338
June 1, 2018	4.4677	3.9079	1.5260	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight- line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $180.00 per share (subject to adjustment), no additional shares will be issued upon conversion.

•	If the stock price is less than $58.03 per share (subject to adjustment), no additional shares will be issued upon conversion.
Notwithstanding the foregoing, in no event will an adjustment to the conversion rate pursuant to clause (4) under “Conversion rate adjustments” or pursuant to this “—Adjustment to shares delivered upon conversion upon certain fundamental changes” section result in a conversion rate that exceeds 17.2325 (or 25.8487 on a post-split basis) per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth in clauses (1) through (3) and clause (5) under “—Conversion rate adjustments.”
Our obligation to increase the conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of economic remedies.

Purchase of notes by us at the option of the holder
Holders have the right to require us to purchase all or a portion of the notes on June 1, 2018 (the “purchase date”). We will be required to purchase any outstanding notes for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the fifth business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related notes. Our purchase obligation will be subject to some additional conditions as described in the indenture. Also, our ability to satisfy our purchase obligations may be affected by the factors described in “Risk factors” under the caption “We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change or other purchase date, as required by the indenture governing the notes.”
The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including any contingent interest, to but excluding such purchase date; provided however that any such accrued and unpaid interest will not be paid to the holder submitting the note for repurchase on the relevant purchase date but instead to the holder of record at the close of business on the corresponding record date. Any notes purchased by us will be paid for in cash.
On or before the 25th business day prior to the purchase date, we will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	the last date on which a holder may exercise the repurchase right;

•	the repurchase price;

•	the name and address of the paying agent;

•	if applicable, the applicable conversion rate and any adjustments to the applicable conversion rate;

•	if applicable, that the notes with respect to which a purchase notice has been delivered by a holder may be converted only if the holder withdraws the purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to repurchase their notes.
Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.
A notice electing to require us to purchase your notes must state:

•	if certificated notes have been issued, the certificate numbers of the notes, or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

No notes may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.
You may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to 5:00 p.m., New York City time, on the business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.
You must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money sufficient to pay the purchase price of the notes on the purchase date, then:

•	the notes will cease to be outstanding and interest, including any contingent interest, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price and previously accrued and unpaid interest and contingent interest upon delivery or transfer of the notes).
In connection with any purchase offer, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes.
No notes may be purchased at the option of the holders on the purchase date if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.
Fundamental change permits holders to require us to purchase notes
If a fundamental change (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to purchase any or all of your notes, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000, on a date of our choosing that is not less than 20 or more than 35 business days after the date of our notice of the fundamental change which we refer to as the “fundamental change repurchase date”. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including any contingent interest, to but excluding the fundamental change purchase date (unless the fundamental change purchase date is between a regular record date and the interest payment date to which it relates in which case interest accrued to the interest payment date will be paid to holders of the notes as of the preceding record date). Any notes purchased by us will be paid for in cash.
A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity;

(2) consummation of any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries; provided, however, that a transaction where the holders of more than 50% of all classes of our common equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee immediately after such event shall not be a fundamental change;

(3) continuing directors cease to constitute at least a majority of our board of directors;

(4) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; or

(5) our common stock ceases to be listed on a national securities exchange or quoted on the Nasdaq National Market or another established automated over-the-counter trading market in the United States.
A fundamental change will not be deemed to have occurred, however, if at least 90% of the consideration consists of shares of common stock with full voting rights traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a fundamental change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.
“Continuing director” means a director who either was a member of our board of directors on the date of this prospectus or who becomes a member of our board of directors subsequent to that date and whose election, appointment or nomination for election by our stockholders, is duly approved by a majority of the continuing directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of our entire board of directors in which such individual is named as nominee for director.
On or before the 20th day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change purchase price;

•	the fundamental change purchase date;

•	if applicable, the name and address of the paying agent and the conversion agent;

•	if applicable, the applicable conversion rate and any adjustments to the applicable conversion rate;

•	if applicable, that the notes with respect to which a fundamental change purchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.
Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.
To exercise the purchase right, you must deliver, on or before the fundamental change repurchase date, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your purchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.
You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.
We will be required to purchase the notes on the fundamental change repurchase date. You will receive payment of the fundamental change purchase price promptly following the later of the fundamental change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the fundamental change purchase price of the notes on the business day following the fundamental change purchase date, then:

•	the notes will cease to be outstanding and interest, including any contingent interest, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price and previously accrued and unpaid interest (including any contingent interest) upon delivery or transfer of the notes).
The purchase rights of the holders could discourage a potential acquirer of us. The fundamental change purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.
The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.
No notes may be purchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change purchase price of the notes.
The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.
If a fundamental change were to occur, we may not have enough funds to pay the fundamental change purchase price. See “Risk factors” under the caption “We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change or other purchase date, as required by the indenture governing the notes.” If we fail to purchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.
In connection with any purchase offer, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes.

Consolidation, merger and sale of assets
The indenture provides that we shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person, unless (i) the resulting, surviving or transferee person (if not us) is an entity organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such entity (if not us) expressly assumes by supplemental indenture all our obligations under the notes and the indenture; and (ii) immediately after giving effect to such transaction, no event which is, or after notice or passage of time or both would be, an event of default has occurred and is continuing under the indenture (we refer to such an event as a default in “—Events of default” below). Upon any such consolidation, merger or transfer, the resulting, surviving or transferee entity shall succeed to, and may exercise every right and power of ours under the indenture.
Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.
Events of default
Each of the following is an event of default under the indenture:

(1) default in any payment of interest, including any contingent interest on any note when due and payable and the default continues for a period of 30 days;

(2) default in the payment of principal of any note when due and payable at its stated maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) our failure to comply with our obligation to convert the notes into cash or a combination of cash and common stock, as applicable, upon exercise of a holder’s conversion right and such failure continues for a period of ten days;

(4) our failure to comply with our obligations under “—Consolidation, merger and sale of assets;”

(5) our failure for 60 days after we have received written notice from the trustee or the holders of at least 25% in principal amount of the notes then outstanding has been received to comply with any of our other agreements contained in the notes or indenture;

(6) our default or any default by any of our subsidiaries in the payment of the principal or interest on any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced any debt for money borrowed (other than certain non-recourse indebtedness) in excess of $50 million in the aggregate of us and/or any subsidiary, whether such debt now exists or shall hereafter be created resulting in such debt becoming or being declared due and payable, and such acceleration shall not have been rescinded or annulled within 10 days after written notice of such acceleration has been received by us or such subsidiary;

(7) our failure to issue a fundamental change purchase notice in accordance with the terms of the indenture;

(8) certain events of bankruptcy, insolvency, or reorganization relating to us (the “bankruptcy provisions”); or

(9) a final judgment for the payment of $50 million or more rendered against us or any of our subsidiaries, which judgment is not covered by insurance (other than with respect to customary deductibles) or not discharged, bonded or stayed within 90 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced or (ii) the date on which all rights to appeal have been extinguished.
If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding notes by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest (including contingent interest, if any) on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest, including any contingent interest will be due and payable immediately. However, upon an event of default arising out of the bankruptcy provisions, the aggregate principal amount and accrued and unpaid interest, including additional interest, will be due and payable immediately. The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or interest, including any contingent interest or with respect to any provision that cannot be amended without each holder’s consent) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest, including any contingent interest, on the notes that have become due solely by such declaration of acceleration, have been cured or waived.
Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest, including any contingent interest, when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an event of default is continuing;

(2) holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.
Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.
The indenture provides that if a default occurs and is continuing under the indenture and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of or interest on any note, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. We also are required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain defaults, their status and what action we are taking or propose to take in respect thereof.
Modification and amendment
Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1) reduce the amount of notes whose holders must consent to an amendment of the indenture or to waive any past default;

(2) reduce the rate of or extend the stated time for payment of interest, including contingent interest, on any note;

(3) reduce the principal of or extend the stated maturity of any note;

(4) make any change that impairs or adversely affects the conversion rights of any notes;

(5) reduce the redemption price, the purchase price or fundamental change purchase price of any note or amend or modify in any manner adverse to the holders of notes the Company’s obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6) make any note payable in money other than that stated in the note;

(7) impair the right of any holder to receive payment of principal of and interest, including contingent interest, on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes; or

(8) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.

Without the consent of any holder, we and the trustee may amend the indenture to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor corporation, partnership, trust or limited liability company of our obligations under the indenture;

(3) to provide for certain uncertificated securities;

(4) add guarantees with respect to the notes;

(5) secure the notes;

(6) add to our covenants for the benefit of the holders or surrender any right or power conferred upon us; or

(7) make any change that does not materially adversely affect the rights of any holder; provided that any amendment to conform the terms of the notes to the description contained in this prospectus will be deemed not to be adverse to any holder.
The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.
Discharge
We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or upon conversion or otherwise, cash or cash and shares of common stock, if any, (solely to satisfy outstanding conversions, if applicable) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.
Calculations in respect of notes
Except as otherwise provided above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Trustee
Wells Fargo Bank, National Association is the trustee, security registrar, paying agent and conversion agent. Wells Fargo is also trustee, registrar and paying agent with regard to our senior notes.
Governing law
The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Description of capital stock
Our authorized capital stock consists of 100.0 million shares of common stock, $1.00 par value per share, and 1.5 million shares of preferred stock, no par value per share, none of which are outstanding. The following summary of our capital stock is not complete and may not contain all the information you should consider before investing in the notes or common stock. This description is subject to and qualified in its entirety by provisions of our certificate of incorporation and our bylaws, each as amended, which are incorporated by reference into this prospectus, and by provisions of applicable Delaware law.
Common stock
As of May 25, 2006, we had 53,074,199 shares of common stock outstanding. As of that date, there were approximately 1,433 holders of record of the outstanding shares of common stock. On May 15, 2006, we declared a 3-for-2 stock split of shares of our common stock. The stock split will be issued in the form of a 50% stock dividend with a record date of May 26, 2006. The additional shares will be distributed to shareholders on June 9, 2006 with an ex-dividend date of June 12, 2006. The holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders. The holders of our common stock possess all voting power, except as otherwise required by law or provided in any resolution adopted by our board of directors regarding any series of preferred stock. Subject to any preferential or other rights of any outstanding series of our preferred stock that may be designated by our board, the holders of our common stock will be entitled to such dividends as may be declared from time to time by our board from available funds and upon liquidation will be entitled to receive pro rata all of our assets available for distribution to the holders. The common stock has no subscription, redemption, conversion or preemptive rights. All shares of common stock are fully paid and nonassessable.
Preferred Stock
As of March 31, 2006, there were 250,000 shares of Series A Junior Participating Preferred Stock authorized in connection with our rights agreement, but there were no shares of our preferred stock outstanding. Under our certificate of incorporation, our board of directors is authorized to issue shares of our preferred stock from time to time, in one or more classes or series, without stockholder approval. Prior to the issuance of shares of each series of preferred stock, other than any already existing preferred stock, the board of directors is required by the Delaware General Corporation Law and our certificate of incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including the following:

•	the number of shares constituting each class or series;

•	voting rights;

•	rights and terms of redemption, including any sinking fund provisions;

•	dividend rights and rates;

•	dissolution;

•	terms concerning the distribution of assets;

•	conversion or exchange terms;

•	redemption prices; and

•	liquidation preferences.
Delaware anti-takeover law
Section 203 of the Delaware General Corporation Law prohibits certain business combination transactions between a Delaware corporation and any “interested stockholder” owning 15% or more of the corporation’s outstanding voting stock for a period of three years after the date on which the stockholder became an interested stockholder, unless:

•	the board of directors approves, prior to the date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owned at least 85% of the shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans; or

•	on or subsequent to the date on which the stockholder became an interested stockholder, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholders’ meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation’s voting stock other than shares held by the interested stockholder.
Under Delaware law, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder.
Stockholder Rights Plan
On March 11, 1999, our board of directors adopted a rights agreement and declared a dividend of one right for each share of common stock outstanding as of April 27, 1999. Each right entitles the holder to purchase one one-hundredth (1/100th) of a share of a new series of our preferred stock designated as “Series A Junior Participating Preferred Stock” at an exercise price of $200.00. Rights are only exercisable (under certain circumstances specified in our rights agreement, as amended) when there has been a distribution of the rights (and such rights are no longer redeemable by Trinity). A distribution of the rights would occur upon the earlier of: (i) ten business days following a public announcement that any person or group has acquired beneficial ownership of 15% or more of the outstanding shares of common stock, or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in any person or group acquiring beneficial ownership of 15% or more of the outstanding shares of common stock.
The rights will expire at the close of business on April 27, 2009, unless such date is extended or the rights are earlier redeemed or exchanged by Trinity. Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of Trinity, including, without limitation, no right to vote or to receive dividends.
If any person or group acquires 15% or more of our outstanding common stock, the “flip- in” provision of the rights will be triggered and the rights will entitle each holder of such rights (other than any acquiring person or group, whose rights will be null and void) to acquire a number of additional shares of our common stock having a market value of twice the exercise price of each right. In the event that we are involved in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right’s then-current exercise price, a number of shares of the acquiring company’s common stock having a market value at that time of twice the rights’ exercise price.
Any of the provisions of our rights agreement may be amended by our board of directors prior to the distribution of the rights. After such distribution, the provisions of our rights agreement may be amended by our board of directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of rights or to shorten or lengthen any time period under our rights agreement. The foregoing notwithstanding, no amendment may be made at such time as the rights are not redeemable.
The rights agreement is intended to protect shareholders in the event of an unsolicited attempt to acquire us. The right is transferred automatically with the transfer of the common stock until separate rights certificates are distributed upon the occurrence of certain events. The rights agreement could have the effect of delaying, deferring or preventing a person from acquiring us or accomplishing a change in control of the board of directors. This description of the rights agreement is intended as a summary only and is qualified in its entirety by reference to the rights agreement dated as of March 11, 1999, as amended, between Trinity and the rights agent.
Transfer agent and registrar
The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

Book-entry, settlement and clearance
The global notes
The notes will be initially issued in the form of one or more registered notes in global form, without interest coupons, which we refer to as the global notes. Upon issuance, each of the global notes will be deposited with the trustee as custodian for The Depository Trust Company, which we refer to as DTC and registered in the name of Cede & Co., as nominee of DTC.
Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC, which we refer to as DTC participants or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of a global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the underwriters; and

•	ownership of beneficial interests in a global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).
Beneficial interests in global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.
The global notes and beneficial interests in the global notes will be subject to restrictions on transfer as described under “Transfer restrictions.”
Book-entry procedures for the global notes
All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summary of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. Neither we nor the underwriters are responsible for those operations or procedures.
DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.
DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the underwriters; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.
So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.
As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).
Payments of principal, and interest (including contingent interest) with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.
Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.
Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.
Certificated notes
Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the trustee that we elect to cause the issuance of certificated notes, subject to DTC’s procedures (DTC has advised that, under current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global notes at the request of each DTC participant); or

•	certain other events provided in the indenture should occur.
In addition, beneficial interests in a global note may be exchanged for certificated notes upon request of a DTC participant by written notice given to the trustee by or on behalf of DTC in accordance with customary procedures of DTC.

Material United States federal income tax considerations
In the opinion of Strasburger & Price, LLP, special tax counsel for the Company, the following discussion summarizes the material U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the notes and common stock into which the notes are convertible, but is not a complete analysis of all potential tax considerations relating thereto. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.
This discussion is limited to holders who purchase notes upon their initial issuance at the issue price (as defined below) and who hold the notes and the common stock into which such notes are convertible as capital assets. This discussion does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, such as:

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	banks or other financial institutions;

•	insurance companies;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities (except to the extent specifically set forth below);

•	certain former citizens or residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who hold the notes as part of a “straddle,” “hedge,” “conversion” or similar integrated transaction; or

•	persons deemed to sell the notes or common stock under the constructive sale provisions of the Code.
If a holder is an entity treated as a partnership for U.S. federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder that is a partnership, and partners in such partnerships, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the notes and common stock.
This summary of certain U.S. federal income tax considerations is for general information only and is not tax advice. You are urged to consult your tax advisors with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of the notes and common stock arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.
Classification of the notes
Under the indenture governing the notes, we and each holder of the notes will agree, for U.S. federal income tax purposes, to treat the notes as indebtedness that is subject to the regulations governing contingent payment debt instruments (the “contingent debt regulations”) in the manner described below. The remainder of this discussion assumes that the notes will be so treated and does not address any possible differing treatment of the notes. The IRS has issued a revenue ruling with respect to instruments similar to the notes and this ruling supports certain aspects of the treatment described below. However, the application of the contingent debt regulations to instruments such as the notes remains uncertain in several other respects, and no rulings have been sought by the Company from the IRS or a court with respect to any of the tax consequences discussed below. Accordingly, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes.
Tax consequences to U.S. holders
The following is a summary of certain material U.S. federal income tax consequences that are expected to apply to you if you are a U.S. holder of the notes or common stock, but is not a complete analysis of all the potential tax considerations relating thereto. Certain consequences to “non-U.S. holders” of the notes or common stock are described under “—Tax consequences to non-U.S. holders” below. The term “U.S. holder” means a beneficial owner of a note or common stock that is:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
Accrual of interest on the notes
Under the contingent debt regulations, you will be required to accrue interest income on the notes on a constant-yield basis, based on a comparable yield to maturity as described below, regardless of your method of accounting for U.S. federal income tax purposes. Accordingly, you generally will be required to include interest in taxable income in each year in excess of any stated interest payments actually received by you in that year.
The amount of interest income you must include in taxable income for each accrual period prior to and including the maturity date of the notes equals:

•	the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period (or portion thereof) that you held the notes.
The issue price of a note will be the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note will be its issue price increased by any original issue discount previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amounts of any payments (in accordance with the projected payment schedule described below) previously made with respect to the notes.
The term “comparable yield” as used in the contingent debt regulations means the annual yield we would pay, as of the issue date, on a fixed-rate, nonconvertible debt instrument with no contingent payments, but with terms and conditions (including level of subordination, term, timing of payments, and general market conditions) otherwise comparable to those of the notes. We have determined that the comparable yield for the notes is 8.59%, compounded semi-annually. The precise manner of calculating the comparable yield is not entirely clear and there can be no assurance the IRS will agree with our determination of the comparable yield.
We are required to furnish to you the comparable yield and, solely for U.S. federal income tax purposes, a schedule of the projected amounts of payments on the notes (the “projected payment schedule”). This schedule must produce a yield to maturity that equals the comparable yield. The projected payment schedule includes estimates of the amount and timing of contingent interest payments and an estimate for a payment at maturity taking into account the fair market value of the common stock that will be treated as a contingent payment. You may obtain the projected payment schedule by submitting a written request for such information to S. Theis Rice, our Vice President and Chief Legal Officer, at 2525 Stemmons Freeway, Dallas, Texas 75207.
The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of your interest accruals and adjustments thereto in respect of the notes for U.S. federal income tax purposes and do not constitute a projection or representation regarding the actual amount of the payments on a note, or the value at any time of the common stock into which the notes may be converted.
Adjustments to interest accruals on the notes
If, during any taxable year, you receive actual contingent payments with respect to the notes for that taxable year that in the aggregate exceed the total amount of projected contingent payments for such taxable year, you will incur a net positive adjustment equal to the amount of such excess. Such positive adjustment will be treated as additional interest income in such taxable year. For these purposes, the payments in a taxable year include the fair market value of property (including common stock) received in that year.
If, during any taxable year, you receive actual contingent payments with respect to the notes for that taxable year that in the aggregate are less than the total amount of projected contingent payments for such taxable year, you will incur a net negative adjustment equal to the amount of such excess. Such negative adjustment will be treated as follows:

(a) first, as a reduction in the amount of interest required to be accrued in the taxable year;

(b) second, any negative adjustment that exceeds the amount in (a) will be treated as ordinary loss to the extent of your total prior interest inclusions with respect to the notes, reduced to the extent such prior interest was offset by prior negative adjustments; and

(c) third, any negative adjustment that exceeds the sum of the amounts in (a) and (b) will be carried forward to offset future interest income with respect to the notes or to reduce the amount realized on a sale, exchange, conversion or retirement of the notes.
A net negative adjustment is not subject to the 2-percent floor on miscellaneous itemized deductions.
Sale, exchange, conversion or retirement of a note
Upon the sale, exchange, conversion or retirement of a note you generally will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the note. According to the contingent debt regulations, the amount realized will include the amount of cash plus the fair market value of any other property received, including the fair market value of any common stock received. Any gain generally will be treated as interest income. Any loss will be treated as ordinary loss to the extent total interest inclusions on the notes exceed the total net negative adjustments previously taken into account as ordinary loss. Any loss in excess of that amount will be treated as capital loss, which will be long-term if the notes were held for more than one year. The deductibility of capital losses is subject to limitations. If the loss exceeds certain thresholds, you may be required to file a disclosure statement with the IRS.
Special rules apply in determining the adjusted tax basis of a note. Your adjusted tax basis in a note is generally equal to your original purchase price for the note, increased by interest you previously accrued on the note (determined without regard to any adjustments to interest accruals described above), and decreased by the projected amounts of any payments (in accordance with the projected payment schedule described above) previously made with respect to the notes. Your tax basis in the common stock received upon conversion of a note will equal the then current fair market value of such common stock. Your holding period for our common stock will commence on the day of receipt of the stock.
Constructive dividends
If at any time we make a distribution of cash or property to our shareholders that is taxable to the shareholders as a dividend for U.S. federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes is increased, such increase may be deemed to be the payment of a taxable dividend to you to the extent of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), notwithstanding the fact that you do not receive a cash payment.
If the conversion rate is increased at our discretion or in certain other circumstances, such increase also may be deemed to be the payment of a taxable dividend you. Generally, a reasonable increase in the conversion rate in the event of stock dividends or distributions of rights to subscribe for common stock will not be a taxable constructive dividend. In certain circumstances, the failure to make an adjustment of the conversion rate under the indenture may result in a taxable distribution to holders of common stock.
It is unclear whether a constructive dividend would be eligible for the reduced rates of U.S. federal income tax applicable to certain dividends received by noncorporate holders or for the dividends-received deduction applicable to certain dividends received by corporate holders, as described below under “—Distributions on common stock.”
Because a constructive dividend deemed received by you would not be associated with any cash from which any applicable backup withholding tax could be satisfied (as discussed more fully below), if payments to you are subject to backup withholding, it is possible that the withholding tax may be withheld from subsequent payments of cash and common stock payable to you on the notes.
Distributions on common stock
Distributions, if any, made on common stock, other than certain pro rata distributions of common shares, generally will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by you as ordinary dividend income when actually or constructively received. Distributions in excess of our current and accumulated earnings and profits will be treated first as a return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. With respect to certain noncorporate taxpayers, for taxable years beginning before January 1, 2011, such dividends are generally taxed at a reduced rate applicable to long-term capital gains, subject to applicable limitations. Dividends received by a corporation may be eligible for a dividends-received deduction, subject to applicable limitations.
Sale or other disposition of common stock
Upon the sale or other disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or other disposition and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if you held the common stock more than one year. The deductibility of capital losses is subject to limitations.
Possible effect of the change in conversion consideration after a change in control
In certain situations, we may provide for adjustments to the notes upon changes in control. Depending on the circumstances, such an adjustment could result in a deemed taxable exchange to you and the modified note could be treated as newly issued at that time, potentially resulting in the recognition of taxable gain or loss.
Tax consequences to non-U.S. holders
The following is a summary of certain material U.S. federal income tax consequences that are expected to apply to you if you are a non-U.S. holder of the notes or common stock, but is not a complete analysis of all the potential tax considerations relating thereto. For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of notes or common stock that is a nonresident alien individual, a foreign corporation, or a foreign estate or trust. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” individuals present in the United States for 183 days or more in the taxable year of disposition (but who are not U.S. residents), or, in certain circumstances, individuals who are U.S. expatriates.

Income from the notes
Except as described below with respect to constructive dividends, all income realized from the notes by a non-U.S. holder (including income from interest accruals with respect to the notes or from a payment in cash or common stock pursuant to a conversion or retirement of the notes, and any gain realized on a sale or exchange of the notes) will be exempt from U.S. federal income and withholding tax, provided generally that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a related person within the meaning of section 864(d)(4) of the Code;

•	the income is not effectively connected with your conduct of a trade or business in the United States;

•	we are not and have not been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock; and

•	you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)), or you hold your notes through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations.
Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. holders.
If you cannot satisfy the requirements described above, you will be subject to the 30% U.S. federal withholding tax with respect to payments of interest on a note (including, in some circumstances, proceeds of a sale of the notes to the extent such proceeds are treated as interest income), unless you provide a timely and properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable U.S. income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business.
If you are engaged in a trade or business in the United States and income from a note is effectively connected with your conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as a U.S. holder (see “—Tax consequences to U.S. holders,” above). In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable U.S. income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, income from the notes will be included in your earnings and profits.
We do not believe that we are currently, and do not anticipate becoming, a United States real property holding corporation. If we are or were to become a United States real property holding corporation during the relevant time period referenced above, gain from a disposition of the notes could be subject to U.S. federal income tax in the same manner as income effectively connected with a United States trade or business.
If a you were deemed to have received a constructive distribution (see “—Tax consequences to U.S. holders—Constructive dividends” above), you generally would be subject to United States withholding tax at a 30% rate, subject to reduction by an applicable treaty, on the taxable amount of the distribution. It is possible that U.S. federal tax on the constructive dividend would be withheld from subsequent interest or principal payments made to you with respect to the notes.
Income from common stock
In general, dividends, if any, you receive with respect to our common stock will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable U.S. income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the United States are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements discussed below). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable U.S. income tax treaty.
In order to claim the benefit of a U.S. income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the United States, you must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor form as the IRS designates) prior to the payment of dividends. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.
Gain you recognize from the sale, exchange, or redemption of our comment stock will generally be exempt from U.S. federal income tax unless the gain is effectively connected with your conduct of a trade or business in the United States, in which case the gain would be subject to U.S. federal income tax in the same manner a U.S. Holder (see “—Tax consequences to U.S. holders,” above).
Such gain will be deemed to be effectively connected with a United States trade or business if we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock. We do not believe that we are currently, and do not anticipate becoming, a United States real property holding corporation. Even if we were, or were to become, a United States real property holding corporation, no adverse tax consequences would apply to you upon a disposition of our common stock if you hold, directly and indirectly, at all times during the applicable period, five percent or less of our common stock, provided that our common stock was regularly traded on an established securities market.
U.S. federal estate tax
Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the notes will be treated as U.S.

situs property subject to U.S. federal estate tax if payments on the notes, if received by the decedent at the time of death, would have been subject to U.S. federal withholding tax (even if the W-8BEN certification requirement described above were satisfied and not taking into account an elimination of such U.S. federal withholding tax due to the application of an income tax treaty). In addition, common stock into which the notes are convertible held by such non-U.S. Holders will be treated as U.S. situs property subject to U.S. federal estate tax.
Information reporting and backup withholding
Information returns may be filed with the IRS in connection with payments on the notes, the common stock, and the proceeds from a sale or other disposition of the notes or the common stock.
A U.S. holder may be subject to backup withholding on such payments and proceeds if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A non-U.S. holder may be subject to backup withholding on these payments unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person. The certification procedures required of non-U.S. holders to claim the exemption from withholding tax on income from the notes, described above, will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Underwriting
We are offering the notes described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc., Banc of America Securities LLC and Wachovia Capital Markets, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the principal amount of notes listed next to its name in the following table:

Principal
amount of
Name	notes

J.P. Morgan Securities Inc.	$271,200,000
Banc of America Securities LLC	$80,000,000
Wachovia Capital Markets, LLC	$80,000,000
Greenwich Capital Markets, Inc.	$8,533,334
Dresdner Kleinwort Wasserstein Securities LLC	$4,533,333
BNP Paribas Securities Corp.	$4,133,333
Amegy Bank National Association	$1,600,000

Total	$450,000,000

The underwriters are committed to purchase all the notes offered by us if they purchase any notes. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the notes directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of 1.125% of the principal amount of the notes. Any such dealers may resell notes to certain other brokers or dealers at a discount of up to 1.125% of the principal amount of the notes. After the initial public offering of the notes, the offering price and other selling terms may be changed by the underwriters.
The underwriters have an option to buy up to $50.0 million principal amount of notes from us to cover sales of notes by the underwriters which exceed the number of notes specified in the table above. Any exercise of this over-allotment option must be closed within 13 days from the date of the first issuance of the notes. If any notes are purchased with this over-allotment option, the underwriters will purchase notes in approximately the same proportion as shown in the table above. If any additional notes are purchased, the underwriters will offer the additional notes on the same terms as those on which the notes are being offered.

The underwriting fee is equal to the public offering price of the notes less the amount paid by the underwriters to us for the notes. The underwriting fee is 1.875% of the principal amount of the notes. The following table shows the total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional notes.

	Without	With full
	over-allotment	over-allotment
	exercise	exercise

Per 1,000 principal amount	$18.75	$18.75
Total	$8,437,500	$9,375,000

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1,010,000.
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of notes to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We and our executive officers and directors have agreed that, subject to certain exceptions, for a period of 45 days from the date of the underwriting agreement, neither we nor they will, without the prior consent of J.P. Morgan Securities Inc., Banc of America Securities LLC and Wachovia Capital Markets, LLC, as representatives of the underwriters (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. This restriction will not apply to us with respect to our sale of notes pursuant to this offering and issuance of common stock by us upon the exercise of options granted under existing employee stock option plans. If during the last 17 days of the 45-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or prior to the expiration of the 45-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 45-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
The restrictions with respect to our executive officers and directors set forth in the lock-up agreement described above shall not apply to (a) the receipt, exercise, cashless exercise (whether to cover exercise price or taxes), vesting or forfeiture of, or removal or lapse of restrictions on, any stock option, common stock issued upon exercise of a stock option, restricted stock or other award pursuant to any existing employee benefit plan or agreement or (b) the transfer of shares of common stock by such executive officers and directors in an aggregate amount of up to

1,000,000 shares, subject to adjustment for stock splits, stock dividends and similar transactions. J.P. Morgan Securities Inc., Banc of America Securities LLC and Wachovia Capital Markets, LLC, as representatives of the underwriters in their sole discretion may release any of the securities subject to this lockup agreement at any time without notice.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling notes in the open market for the purpose of preventing or retarding a decline in the market price of the notes while this offering is in progress. These stabilizing transactions may include making short sales of the notes, which involves the sale by the underwriters of a greater number of notes than they are required to purchase in this offering, and purchasing notes on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing notes in the open market. In making this determination, the underwriters will consider, among other things, the price of notes available for purchase in the open market compared to the price at which the underwriters may purchase notes through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase notes in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the notes, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase notes in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those notes as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes, and, as a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions in the over-the-counter market or otherwise.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. An affiliate of J.P. Morgan Securities Inc. is the Issuing Bank and Administrative Agent under our secured revolving credit facility. Affiliates of Banc of America Securities LLC and Wachovia Capital Markets, LLC, respectively, are Syndication Agents under such credit facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters
The validity of the notes offered hereby will be passed upon for us by Haynes and Boone, LLP, Dallas, Texas, and S. Theis Rice, our Vice President and Chief Legal Officer. The validity of the notes offered hereby will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.
Experts
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
Where you can find more information
We have filed with the SEC a registration statement on Form S-3 (No. 333-134596) under the Securities Act of 1933 relating to the notes and the common stock offered by this prospectus. This prospectus is a part of that registration statement, which includes additional information not contained in this prospectus.
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.trin.net. Our website is not a part of this prospectus. You may also read and copy any document we file with the SEC at its public reference room, at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Because our common stock is listed on the New York Stock Exchange, you may also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Incorporation of certain documents by reference
We are incorporating by reference in this prospectus the documents we file with the SEC. This means that we are disclosing important information to you by referring to these filings. The information we incorporate by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information.
Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is considered to be incorporated by reference in this prospectus modifies or supersedes such statement.
We incorporate by reference the following documents that we have filed with the SEC:

•	our Annual Report on Form 10-K, including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our Annual Meeting of Stockholders held on May 15, 2006, for the fiscal year ended December 31, 2005;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006;

•	our Current Reports on Form 8-K filed (but not furnished) on January 19, 2006, February 9, 2006, March 7, 2006, March 10, 2006, April 3, 2006, May 15, 2006, May 24, 2006 and May 31, 2006;

•	the description of our common stock contained in our Current Report on Form 8-K dated November 30, 2004; and

•	the description of our rights to purchase Series A Junior Participating Preferred Stock contained in our Registration Statement on Form 8-A filed with the SEC on April 2, 1999, as amended by filings on August 22, 2001 and October 31, 2001, including any amendments or reports filed subsequent to the date hereof for the purpose of updating that description.
In addition, we incorporate by reference into this prospectus all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and before we have sold all of the notes to which the prospectus relates or the offering is otherwise terminated.
We will provide, upon written or oral request, to each person, including any beneficial owner to whom a prospectus is delivered, a copy of these filings (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in any such documents) at no cost by writing to us at the following mailing address or telephoning us at the following number: Michael G. Fortado, Trinity Industries, Inc., 2525 Stemmons Freeway, Dallas, Texas 75207-2401, telephone number: 214-631-4420.